

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Robert Wiley
Chief Financial Officer
AMMO, INC.
7681 E. Gray Road
Scottsdale, AZ 85260

> **Re: AMMO, INC.**
> **Form 10-Q for the period ended December 31, 2022**
> **Filed February 14, 2023**
> **Form 8-K**
> **Filed February 14, 2023**
> **File No. 001-13101**
> **Response Dated March 3, 2023**

Dear Robert Wiley:

We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Form 10-Q for the period ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 26

1. We note your responses to prior comments 1 and 2, including the revisions to the non-GAAP financial measure you identify as Adjusted EBITDA. We note the revised measure appears to include an adjustment for the tax effect of other non-GAAP adjustments. Since Adjusted EBITDA is a **pre-tax** non-GAAP performance measure, it is not clear why it is appropriate to include an adjustment for the tax effect of other non-GAAP adjustments. Please more fully explain the updated measure or revise it. This

comment is also applicable to the presentation of Adjusted EBITDA in the earnings release you filed under Form 8-K on February 14, 2023.

Form 8-K filed on February 14, 2023

Exhibit 99.1
Non-GAAP Financial Measures, page 8

2.   We note your responses to prior comments 1 and 2, including the revisions to the non-GAAP financial measures you identify as Adjusted EBITDA, Adjusted Net Income, and Adjusted Earnings Per Share. We note in addition to presenting updated non-GAAP financial measures, you continue to present historical non-GAAP financial measures based on how each measure was previously calculated. It appears to us your current presentation is not appropriate and confusing. As our prior comments indicated, your historical non-GAAP financial measures did not comply with Item 10(e) of Regulation S-K and the related CD&Is. We believe non-GAAP financial measures should be consistently presented for each period presented and, if applicable, you should disclose and discuss any changes in how measures are calculated relative to historical measures; however, we do not believe continuing to present inappropriate historical measures is appropriate. Please more fully explain your current presentation or revise it to eliminate historical non-GAAP financial measures.

3.   We note your response to prior comment 1, including the revisions to the non-GAAP financial measures you identify as Adjusted Net Income and Adjusted Earnings Per Share and the revised disclosure that tax effects are computed at statutory rates; however, it is not clear how the tax effects are actually determined. For example, based on the magnitude of the non-GAAP adjustments to Adjusted Net Income and Adjusted Earnings Per share during the three months ended December 31, 2021 and the nine months ended December 31, 2021, it is not clear why the tax effects are essentially the same in both periods. Please explain or revise.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing